SCORE ONE, INC.

September 13, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Division of Corporate Finance
Securities And Exchange Commission
Washington, D.C. 20549
United States

RE:	Score One, Inc.
Form 10-KSB for Fiscal Year ended December 31, 2006
Filed April 2, 2007
Form 10-QSB for Fiscal Quarter ended March 31, 2007
Filed May 21, 2007
File No.000-26717

Dear Ms. Jenkins,

Thank you for your letter to our company dated July 30, 2007, we are pleased to provide the information as requested as follows :

Form 10-KSB for Fiscal Year ended December 31, 2006

Item 1. Description of Business, page 4

1.
Please be advised the engagement of Team Allied Profits Limited (“Team Allied”) which took place in October, 2005 was considered as a service transaction. At the time of closing of this transaction, Ms. Ting Heung Lam, our then sole director duly authorized Team Allied’s service to be valued at $300,000. We issued 30,000,000 shares of common stock at the then fair market value of the Company’s common stock of $0.01 as publicly quoted in the pinksheet market to Team Allied for services. The transaction resulted in Team Allied being the controlling shareholder of our company. We considered it inappropriate to amortize this service consideration of $300,000 over any future period of time. We believed that it was more appropriate to accrue the whole sum of $300,000 as an expense and charged it in the statement of operations for the year ended December 31, 2005 and disclosed in our 2005 Form 10-KSB. The 30,000,000 restricted shares of common stock was duly issued to Team Allied on April 2, 2006.  The shares are vested and nonforfeitable as of the date of issuance.

2.
Please be advised that the expected benefits of reverse acquisition of Automated Fabrication Systems Corporation (“AFS”) by Suniton Group, Inc. (“Suniton”) was to get a broad shareholder base after the transaction. As disclosed, originally we owned 3,000,000 shares in AFS prior to the Suniton transaction. As part of the consideration of 3,950,000 shares of AFS common stock to be paid to the Suniton principal 2,950,000 shares came from the then 3,000,000 shares held in our hands. In other words, we only hold 50,000 shares out of 5,000,000 total issued and outstanding shares (1%) of AFS immediately after the Suniton transaction. As a result, no further disclosure of Suniton’s historical financial information is necessary.

3.
Please be advised that our RC Capital is assisting AFS to file a Form F-1 and to quote its common stocks on the OTCBB. Accordingly, detailed audited financial statements of Suniton will be included in that Form F-1 for the review of SEC. For your information, a further 1 for 10 forward split of AFS’s common stock was accomplished in March 2007 due to delay by the BVI Companies Registry. 49,900 freely tradable shares of AFS (not SAS) distributed by RC Capital became 499,000 post-split shares. It was estimated by our management, based on the then market sentiment in November 2006, the expected market price of AFS after trading on the OTCBB would be amount to around $0.20 per post-split share resulting in a total fair market value of $99,800 regarding the pre-split 49,900 shares of AFS distributed by RC Capital. Please also note that RC Capital acquired 100% in SAS from AFS for $1 after the Suniton transaction and SAS is now a 100% owned subsidiary of RC Capital.

Report of Independent Registered Public Accounting Firm, page F-2

4.
We have forwarded your letter to Jeffrey Tsang & Co. They are ready to begin the due diligence review process of your office of the Chief Accountant. To our knowledge, Jeffrey Tsang & Co. has carried out their audits in accordance with the standard audit manual/package published by the PCAOB. In any event, we will ensure the representative of Jeffrey Tsang & Co. contact your Kevin Stout in due course.

5.
Please note that the audited financial statements of both AFS and SAS for the two years ended March 31, 2006 and 2005 had been included as exhibits to Form 8-K filed on May 19, 2006. Please also note that March 31 was the previous year end date of both AFS and SAS. After they became subsidiaries of our company, their year end date was changed to December 31. As the transaction was accounted for on acquisition accounting basis. We had only accounted for their contribution to our group’s results for the 9 months ended December 31, 2006 as incorporated in our 2006 Form 10-KSB.

Notes to the Financial Statements

6.	Please note that Notes to the Financial Statements have been attached to the 10-KSB/A for the fiscal year ended December 31, 2006.

Form 10-QSB for the Fiscal Quarter ended March 31, 2007

7.
The Form 10-QSB for the period ending March 31, 2007 has been amended to revise the Balance Sheet to present one consolidated column as of March 31, 2007.  In addition, the Statement of Cash Flows for the year ended March 31, 2007 has been amended to reflect the ending cash on the Balance Sheet.  The Results of Operations has been revised to compare and contrast the three months ended March 31, 2006.  Finally the Balance Sheet has been amended to compare our company’s financial position as of March 31, 2007 and December 31, 2006.

Again, thanks for your assistance in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. We acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Hoi-ho Kiu
Hoi-ho Kiu
CEO
For and on behalf of
Score One, Inc.

Encl.

Level 25, Bank of China Tower, No.1 Garden Road, Central, Hong Kong
Tel: (852) 3101 5063   Fax: (852) 2184 0922

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